St. Jude Resources Ltd.
St. Jude
#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

St. Jude Resources Ltd.
Exemption - Rule 12g3-2(b)
File No. 82-4014

02 MAY 20 AM 10: 36

March 6, 2002

02034226

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #119 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosure

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

dlw 5/20

St. Jude Resources Ltd.
St. Jude

#200, 5405 - 48TH AVENUE, DELTA, B.C. V4K 1W6 CANADA
PHONE: (604) 940-6565 FAX: (604) 940-6566

NEWS RELEASE

March 6, 2002

" South Benso Concession Update "

The company is pleased to announce the results from the second phase of drilling on its South Benso project, which is a joint venture with Fairstar Explorations Inc. All 19 of the drill holes reported below are located along the Subriso East target:

Subriso East Target

Hole #	Dip	Coordinates	From - To	Interval	g/t Au
			HILL "B"		
** SJB-23	-45E	1254N, 550E	54-66	12m	3.15
** SJB-24	-45E	1281N, 527E	63-67	4m	1.37
"			78-87	9m	11.41
** SJB-25	-45E	1305N, 548E	10-14	4m	3.48
"			44-47	3m	5.56
"			54-63	9m	11.84
** SJB-26	-45E	1230N, 548E	56-69	13m	2.13
** SJB-27	-45E	1184N, 514E	79-82	3m	1.10
"			89-99	10m	2.28
** SJB-28	-45E	1208N, 516E	83-96	13m	1.80
** SJB-32	-45E	1307N, 513E	72-79	7m	8.03
"			87-95	8m	3.66
** SJB-33	-45E	1335N, 489E	91-111	20m	2.62
** SJB-34	-45E	1284N, 527E	42-53	11m	1.51
"			58-72	14m	3.70
** SJB-35	-45E	1283N, 490E	92-100	8m	3.59
"			107-114	7m	3.43
** SJB-36	-45E	1099N, 512E	100-101	1m	5.26
"			109-111	2m	1.32
** SJB-37	-45E	1406N, 527E	47-49	2m	1.14
"			54-63	9m	1.47
			HILL "C"		
* SJB-20	-45E	195N, 282E	35-45	10m	2.89
"			50-51	1m	6.59
* SJB-21	-45E	301N, 317E	35-38	3m	14.26
"			73-76	3m	3.13
* SJB-22	-45E	94N, 314E	49-58	9m	2.37
			EXPLORATORY HOLES		
* SJB-19	-45E	700N, 228E	0-13	13m	1.33
* SJB-29	-45E	707N, 180E	74-75	1m	2.33
* SJB-30	-45E	354N, 352E	31-32	1m	2.97
"			49-53	4m	1.64
"			61-62	1m	7.34
* SJB-31	-75E	189S, 199E	14-15	1m	15.95

* Reverse Circulation ** Diamond Drill Azi = Azimuth

The Subriso East target consists of a series of hills that generally extend in a N-S direction. Exploration at Subriso East has been focused on two areas that are referred to as Hill B and Hill C. Most of these drill results are from Hill B, however, drill holes SJB-20, 21 and 22 are from Hill C which is south of Hill B. Drill holes SJB-19, 29, 30 and 31 are exploratory holes and are outside of the Hill B and Hill C zones.

Encouraged by the significant drill intersections that we have encountered from the South Benso project, the company has recently started a new drill program focused on in-fill and step-out drilling on both the Subriso East and Subriso West targets. The company is also proceeding aggressively with a geochemical soil sampling program and follow up trenching to establish new exploration targets on this project.

St. Jude is the operator of this project and all drill results reported have been verified and interpreted by the company's Exploration Manager, Mr. George Flach, who is a Qualified Person pursuant to National Instrument 43-101.

The South Benso concession is contiguous to, and directly ~~north of~~ St. Jude's Hwini-Butre property where the company has already reported a significant gold resource. Together, these two concessions incorporate approximately 30 contiguous kilometers of the prevailing strike of the prolific Ashanti gold belt. Exploration activity is presently underway on both the South Benso and Hwini-Butre projects.

Further results will be reported as they become available.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President